Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of JetBlue Airways Corporation for the registration of its common stock, preferred stock, debt securities, depository shares, warrants, stock purchase contracts, stock purchase units, subscription rights, and pass through certificates and to the incorporation by reference therein of our reports dated February 20, 2019, with respect to the consolidated financial statements and schedule of JetBlue Airways Corporation, and the effectiveness of internal control over financial reporting of JetBlue Airways Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
March 1, 2019